

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2013

Via E-mail
Mr. Benoit Laliberte
Chief Executive Officer
Teliphone Corporation
300-1550 Alberni
Vancouver, British Columbia V6G 1A5

> **Re: Teliphone Corporation**
> **Form 10-K for the fiscal year ended September 30, 2012**
> **File No. 0-28793**
> **Filed April 2, 2013**

Dear Mr. Laliberte:

We issued comments to you on the above captioned filing on August 30, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 25, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Branch Chief Accountant, at (202) 551-3828 if you have questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director